Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2023

Alderman & Company Capital

INVESTMENT BANKERS TO THE AEROSPACE & DEFENSE INDUSTRY

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SEC FILE NUMBER
8-67019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alderman & Company Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Warrington Round
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH VIGLIAROLO	805-432-0320	JVIGLIAROLO@MODERNRS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri & Sheppard CPAs, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/09	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alderman & Company Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

Barbara S. Koteen
Notary Public, State of Connecticut
My Commission Expires November 30, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alderman & Company Capital, LLC

Table of Contents

Rolleri & Sheppard CPAS, LLP

Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alderman & Company Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC as of December 31, 2023 and 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alderman & Company Capital LLC's management. Our responsibility is to express an opinion on Alderman & Company Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alderman & Company Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation of Net Capital Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Alderman & Company Capital LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation of Net Capital Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rolleri & Sheppard CPAS LLP

Rolleri & Sheppard CPAS, LLP

We have served as Alderman & Company Capital, LLC's auditor since 2006.

Fairfield, Connecticut
February 20, 2024

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2023 and 2022

	2023	2022
Assets		
Current assets		
Cash and equivalents	$ 25,832	$ 38,437
Prepaid expenses	4,950	4,950
Total current assets	30,782	43,387
Property and equipment		
Electronic data processing equipment	4,218	4,218
Accumulated depreciation	(4,218)	(4,218)
Net property and equipment	-	-
Total assets	$ 30,782	$ 43,387
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 800	$ 2,500
Accrued liabilities	13,500	12,500
Total current liabilities	14,300	15,000
Member's equity	16,482	28,387
Total liabilities and member's equity	$ 30,782	$ 43,387

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income
For the Years Ended December 31, 2023 and 2022

	2023	2022
Operating expenses		
Accounting and audit fees	26,053	17,353
Bank charges	15	15
Connectivity charges	4,891	3,874
Consultants	10,200	10,200
Dues and subscriptions	574	-
Legal fees	245	1,425
Licenses and fees	80	-
Marketing and promotion	-	49
Postage and delivery	20	-
Regulatory fees	14,830	12,880
Total operating expenses	56,908	45,796
Loss from operations	(56,908)	(45,796)
Other income (expenses)		
Interest income	3	2
Total other income (expenses)	3	2
Net loss	$ (56,905)	$ (45,794)

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2023 and 2022

Member's equity, December 31, 2021	$	49,151
Member contributions during 2022		25,030
Net loss, 2022		(45,794)
Member's equity, December 31, 2022		28,387
Member contributions during 2023		45,000
Net loss, 2023		(56,905)
Member's equity, December 31, 2023	$	16,482

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023		2022	
Cash flows from operating activities:				
Net loss	$	(56,905)	$	(45,794)
Adjustments to reconcile changes in net loss to cash used in operating activities:				
(Increase) in prepaid expenses		-		(1,650)
(Decrease) increase in accounts payable		(1,700)		1,800
Increase (decrease) in accrued liabilities		1,000		(2,500)
Total adjustments		(700)		(2,350)
Net cash used in operating activities		(57,605)		(48,144)
Cash flows from financing activities:				
Member contributions		45,000		25,030
Net cash provided by financing activities		45,000		25,030
Net (decrease) in cash and equivalents		(12,605)		(23,114)
Beginning cash and equivalents		38,437		61,551
Ending cash and equivalents	$	25,832	$	38,437

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company does not claim exemption from SEC Rule 15c-3 in reliance upon Footnote 74 of the 2017 Release. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – The Company adheres to ASC Topic 606, *Revenue from Contracts with Customers.* The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from investment banking services are recognized when the transaction closes. Retainers received are recognized pursuant to the contract terms, which are generally earned upon the success fee or at the end of the contract term. In certain instances retainers may be earned under the contract for specific performance obligations.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts was required at December 31, 2023 or 2022 since there were no accounts receivables at either year-end.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company had no operating or financing leases during 2022 or 2023.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The member's tax years subject to examination by regulatory authorities are from December 31, 2020 and after.

Allowance for credit losses - In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments".

ASU 2016-13 replaces the incurred loss impairment model with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates.

The Company adopted this standard in 2023 and does not expect the adoption to have a material impact on the Company's financial statements.

NOTE 3 – CONCENTRATIONS

The Company has had several contracts with clients that generate more than 10% of total annual revenues. There were no Company revenues in 2023 or 2022.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $11,532, which was $6,532 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.24 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has periodically engaged Myles Alderman, the managing partner's brother and a lawyer at Alderman & Alderman, LLC, to perform legal services. There were no legal fees paid to Alderman & Alderman, LLC in 2023 or 2022.

The Company has two sister companies: Alderman & Company Consulting, LLC, a Connecticut consulting company, and Alderman & Company Wings, LLC, a Connecticut aircraft holding company. There were no transactions between the three companies in 2023 or 2022.

NOTE 6 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis. At December 31, 2023 and 2022, the Company was not aware of any contingent liabilities that could have a subsequent material adverse effect on its results of operations.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events from the statement of financial position date of December 31, 2023 through February 20, 2024 which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2023
Schedule I

Net Capital		
Total member's equity	$	16,482
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		16,482
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		16,482
Deductions/other charges:		
Prepaid expenses		4,950
Total deductions/other charges		4,950
Net capital	$	11,532
Aggregate indebtedness		
Accounts payable and accrued expenses	$	14,300
Total aggregate indebtedness	$	14,300
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	6,532
Ratio: Aggregate indebtedness to net capital		124.00%

See report of independent registered public accounting firm.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2023
Schedule II

Net Capital as reported on 4th Quarter Focus Report	$	11,532
Adjustments from 4th Quarter Focus to Annual Audit		
Total adjustments		-
Net Capital as reported in the Annual Audit	$	11,532

See report of independent registered public accounting firm.

Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Alderman & Company Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rolleri & Sheppard CPAS, LLP

Rolleri & Sheppard CPAS, LLP

Fairfield, Connecticut
February 20, 2024

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

Alderman & Company Capital, LLC
Exemption Report
December 31, 2023

We, as members of management of Alderman & Company Capital, LLC ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation, we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.

2) The Company conducted business activities involving private placements to customers throughout the year ended December 31, 2023 without exception.

3) The Company met the identified conditions for such reliance throughout the year ended December 31, 2023 without exception.

Alderman & Company Capital, LLC

Signature: ______________________
William Alderman, President